UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

BOSTON RESTAURANT ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

101122109

(CUSIP Number)

December 27, 2006

(Date of Event which Requires Filing of this Statement)

Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Peter E. Salas S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (1)
14	TYPE OF REPORTING PERSON* IN

(1)	See Item 3 below for a description of the securities of the Company outstanding immediately prior to the Merger (as defined in Item 4).

1	NAME OF REPORTING PERSONS Dolphin Management, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (1)
14	TYPE OF REPORTING PERSON* CO

(1)	See Item 3 below for a description of the securities of the Company outstanding immediately prior to the Merger (as defined in Item 4).

1	NAME OF REPORTING PERSONS Dolphin Advisors, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (1)
14	TYPE OF REPORTING PERSON* CO

(1)	See Item 3 below for a description of the securities of the Company outstanding immediately prior to the Merger (as defined in Item 4).

1	NAME OF REPORTING PERSONS Dolphin Offshore Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (1)
14	TYPE OF REPORTING PERSON* PN

(1)	See Item 3 below for a description of the securities of the Company outstanding immediately prior to the Merger (as defined in Item 4).

1	NAME OF REPORTING PERSONS Dolphin Direct Equity Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (1)
14	TYPE OF REPORTING PERSON* PN

(1)	See Item 3 below for a description of the securities of the Company outstanding immediately prior to the Merger (as defined in Item 4).

This Amendment (this “Amendment No. 7”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Peter E. Salas (“Mr. Salas”), Dolphin Management Inc., a New York corporation (“Dolphin Management”), Dolphin Advisors, LLC, a New York limited liability company (“Dolphin Advisors”), Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin Offshore”), and Dolphin Direct Equity Partners, L.P., a Delaware limited partnership (“Dolphin Direct”). Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Dolphin Direct are collectively referred to as the “Reporting Persons.” Mr. Salas is a United States citizen.

This Amendment No. 7 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on September 23, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 2 filed with the Commission on October 12, 2005 (“Amendment No. 2”), Amendment No. 3 filed with the Commission on December 13, 2005 (“Amendment No. 3”), Amendment No. 4 filed with the Commission on March 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed with the Commission on July 25, 2006 (“Amendment No. 5”) and Amendment No. 6 filed with the Commission on August 23, 2006 (“Amendment No. 6”). The Original Schedule 13D, together with Amendment Nos. 2, 3, 4, 5 and 6, are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 7 are as defined previously in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

Pursuant to the Merger (as defined in Item 4), each outstanding share of common stock, other than those held by Dolphin Direct, Dolphin Offshore, Anthony Buccieri and John P. Polcari Jr. (Messrs. Buccieri and Polcari, collectively, the “Contributing Stockholders”), was converted into the right to receive $0.70, without interest. Each share of common stock held by Dolphin Direct, Dolphin Offshore and the Contributing Stockholders was canceled and no payment was made with respect thereto, except that following the Merger each Contributing Stockholder has received or will receive shares in the surviving corporation. No shares of common stock of the Company immediately prior to the Merger remain outstanding. Pursuant to the terms of the certificate of designation relating to the Series A Participating Preferred Stock, as a result of the Merger each holder of outstanding such shares is entitled to receive for each such share $1.55, representing the liquidation preference as set forth in such certificate of designation, without interest, plus the product of the number of shares of common stock into which such share of preferred stock was convertible and $.70, without interest. As a result of the Merger, each outstanding share of the Company’s Series B Preferred Stock was canceled, except that following the Merger each holder thereof will receive shares of preferred stock in the surviving corporation.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

Pursuant to the Merger Agreement, on December 22, 2006, Braidol Acquisition Corp., a wholly owned subsidiary of Dolphin Direct (“Merger Sub”), merged (the “Merger”) with and into the Company with the Company surviving the Merger. As a result of the Merger, the Company became a subsidiary of Dolphin Direct.

Item 5.  Interest of Securities of the Issuer

Item 5 is hereby amended as follows:

(a) and (b)  Pursuant to the Merger, each outstanding share of common stock, other than those held by Dolphin Direct, Dolphin Offshore, and the Contributing Stockholders, was converted into the right to receive $0.70, without interest. Each share of common stock held by Dolphin Direct, Dolphin Offshore and the Contributing Stockholders was canceled and no payment was made with respect thereto, except that following the Merger each Contributing Stockholder has received or will receive shares in the surviving corporation. No shares of common stock of the Company immediately prior to the Merger remain outstanding. Pursuant to the terms of the certificate of designation relating to the Series A Participating Preferred Stock, as a result of the Merger each holder of outstanding such shares is entitled to receive for each such share $1.55, representing the liquidation preference as set forth in such certificate of designation, without interest, plus the product of the number of shares of common stock into which such share of preferred stock was convertible and $.70, without interest. As a result of the Merger, each outstanding share of the Company’s Series B Preferred Stock was canceled, except that following the Merger each holder thereof will receive shares of preferred stock in the surviving corporation.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 7.  Material to be filed as Exhibits

Exhibit 1.    Subscription Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 2.    Rights Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 3.    Letter to Boston Restaurant Associates, Inc. on behalf of Dolphin Direct Equity Partners, L.P. dated December 7, 2005. Previously filed.

Exhibit 4.    Schedule 13D Joint Filing Agreement. Previously filed.

Exhibit 5.    Stock Purchase Agreement dated as of October 10, 2005 by and among Dolphin Direct Equity Partners, L.P., Roger Lipton, Mary Lipton and RHL Associates, L.P. Previously filed.

Exhibit 6.    Merger Agreement dated as of March 17, 2006 by and among Dolphin Direct Equity Partners, L.P., Boston Restaurant Associates, Inc. and Braidol Acquisition Corp. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 22, 2006.

Exhibit 7.    Equity Line Financing Agreement dated as of July 12, 2006 by and among Dolphin Direct Equity Partners, L.P. and Boston Restaurant Associates, Inc. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 12, 2006

Exhibit 8.    Amended and Restated Equity Line Financing Agreement dated as of August 16, 2006 by and among Dolphin Direct Equity Partners, L.P. and Boston Restaurant Associates, Inc. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 17, 2006

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

December 26, 2006

/s/ Carlos P. Salas*
PETER E. SALAS

DOLPHIN MANAGEMENT INC.

By:	/s/ Carlos P. Salas*

DOLPHIN OFFSHORE PARTNERS, L.P.

By: Dolphin Management Inc.
Its: Managing Partner

By:	/s/ Carlos P. Salas*

DOLPHIN ADVISORS, LLC

By: Dolphin Management Inc.
Its: Managing Member

By:	/s/ Carlos P. Salas*

DOLPHIN DIRECT EQUITY PARTNERS, LP

By: Dolphin Advisors, LLC
Its: Managing Partner

By: Dolphin Management, Inc.
Its: Managing Member

By:	/s/ Carlos P. Salas*

______________
* Attorney in fact